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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                         ARIZONA INSTRUMENT CORPORATION
                         ------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         ------------------------------
                         (Title of Class of Securities)


                                   040903205
                                 --------------
                                 (CUSIP Number)


                                 Linda Shepherd
                         Arizona Instrument Corporation
                                1912 W. 4th St.
                                Tempe, AZ 85281
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                October 19, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A
-------------------                                            -----------------
CUSIP NO. 040903205                                            PAGE 2 OF 5 PAGES
-------------------                                            -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Herbert William Morgan III
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     111,439
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       111,439
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER

                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    111,439
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.17618%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

                                 SCHEDULE 13D/A
-------------------                                            -----------------
CUSIP NO. 040903205                                            PAGE 3 OF 5 PAGES
-------------------                                            -----------------

ITEM 1. SECURITY AND ISSUER.

     This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Arizona Instrument Corporation, a Delaware corporation (the "Company"), whose principal executive offices are located at 1912 W. 4th St., Tempe, Arizona 85281.

ITEM 2. IDENTITY AND BACKGROUND.

     The name, address, and background information for the person filing this statement is as follows:

     (a)  Name: Herbert W. Morgan III

     (b)  Business Address: 6037 E. Jenan Drive
                            Scottsdale, AZ 85254

     (c)  Principal place of Business: Senior Vice President, Director of Sales
                                       Pilgrim Securities
                                       40 North Central Ave., Suite 1200
                                       Phoenix, AZ 85004

     (d)  Criminal proceedings within last five years: None.

     (e)  Civil proceedings within last five years: None.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Between August 26, 1999 and September 16, 1999, Mr. Morgan acquired 80,100 shares shares of Common Stock (the "Acquired Stock") through the open market for $316,081.89. Before August 26, 1999, Mr. Morgan did not beneficially own any shares of Common Stock.

     Since Mr. Morgan's original Schedule 13D filing dated September 23, 1999, Mr. Morgan has acquired additional shares of Common Stock in the company. Between September 17, 1999 and October 1, 1999, Mr. Morgan used personal funds to purchase an additional 29,300 shares of Common Stock through the open market for $148,795.51.

     Since Mr. Morgan's Schedule 13D Amendment filing dated October 11, 1999, Mr. Morgan has acquired additional shares of Common Stock in the Company. Between October 11, 1999 and October 13, 1999, Mr. Morgan purchased and additional 2,039 shares of Common Stock through the open market using personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

     Since Mr. Morgan's Schedule 13D Amendment filing on October 11, 1999, Mr. Morgan requested that he, John "Jack" McGuire, and Donald J. Moore be elected to the Company's Board of Directors. The Company's Board of Directors denied Mr. Morgan's request.

                                 SCHEDULE 13D/A
-------------------                                            -----------------
CUSIP NO. 040903205                                            PAGE 4 OF 5 PAGES
-------------------                                            -----------------

     As a result, Mr. Morgan now plans to call a Special Meeting of the Company's Common Stock shareholders to propose that he, John "Jack" McGuire, and Donald J. Moore be elected to the Company's Board of Directors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Company had 1,362,971 shares of Common Stock currently outstanding. As of October 20, 1999, Herbert W. Morgan owns 111,439 shares of Common Stock, which is 8.17618% of the Company's current outstanding Common Stock shares.

     (b) Mr. Morgan has the sole power to vote all 111,439 shares of Common Stock listed in section (a) of Item 5 above.

     (c) Between August 26, 1999 and September 13, 1999, Mr. Morgan purchased 70,100 shares of Common Stock through a series of transactions. All 70,100 shares of Common Stock were purchased through the open market at a price ranging from $3.50 to $5.50 per share.

     Between September 13, 1999 and September 16, 1999, Mr. Morgan effected three additional transactions. On September 14, 1999 Mr. Morgan purchased 500 shares of Common Stock through the open market for $5.00 per share. Additionally on September 14, 1999, Mr. Morgan purchased 8,500 shares of Common Stock through the open market for $4.971 per share. On September 16, 1999 Mr. Morgan purchased 1,000 shares of Common Stock through the open market for $4.50 per share.

     Between September 17, 1999 and October 1, 1999, Mr. Morgan purchased 29,300 shares of Common Stock in addition to Mr. Morgan's 80,100 shares of Common Stock listed in the original Schedule 13D filing on September 23, 1999. Between September 17, 1999 and October 1, 1999, Mr. Morgan effected a series of 20 transactions to purchase Common Stock through the open market. Each transaction ranged between 200 and 6,000 shares of Common Stock for a price ranging from $4.50 to $5.1875 per share.

     Between October 11, 1999 and October 13, 1999, Mr. Morgan effected a series of six transactions to purchase 2,039 shares Common Stock through the open market using personal funds. Each transaction ranged between 100 and 900 shares of Common Stock for a price ranging from $4.98 to $5.533 per share.

     Through the above transactions, Mr. Morgan acquired a total of 111,439 shares of Common Stock between August 26, 1999 and October 13, 1999.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Not applicable.

                                 SCHEDULE 13D/A
-------------------                                            -----------------
CUSIP NO. 040903205                                            PAGE 5 OF 5 PAGES
-------------------                                            -----------------

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete, and correct.

Dated: October 20, 1999                 /s/ Herbert William Morgan III
                                        ----------------------------------------
                                        Herbert William Morgan III


            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)